STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

              STOLT-NIELSEN STATEMENT ON U.S. SUPREME COURT ACTION
                        AND AMNESTY AGREEMENT ENFORCEMENT

London, England - October 30, 2006 - Stolt-Nielsen S.A. (Nasdaq NM: SNSA; Oslo B0rs: SNI) today issued the following statement after a decision by the Supreme Court of the United States to decline to review a petition based on the separation of powers aspect of the Third Circuit decision rendered earlier this year.

James B. Hurlock, an outside director and Chair of Stolt-Nielsen's Board of Directors' Legal Affairs Committee, said:

"Today, the Supreme Court of the United States declined the opportunity to review the Third Circuit's ruling that, based on the Separation of Powers doctrine, Stolt-Nielsen must be indicted before it can seek to enforce its rights under its Amnesty Agreement with the Department of Justice. Nevertheless, the Third Circuit also ruled that Stolt-Nielsen is indisputably entitled to seek dismissal of an indictment once one is brought. The Company and two individuals from the Company were indicted last month. Stolt-Nielsen has already proved once that it is entitled to the amnesty it was promised, and now intends to do so again in the form of a motion to dismiss the indictment. The Company plans to file its motion to dismiss the indictment on November 22nd in accordance with the scheduling order issued by the United States District Court for the Eastern District of Pennsylvania. As we have said previously, it is critical for the Justice Department to honor the solemn promises it makes."

Contact: Richard M. Lemanski
         U.S. 1 203 299 3604
         rlemanski@stolt.com

         Jan Chr. Engelhardtsen
         UK 44 20 7611 8972
         jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                  - end text -